SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.


6-K Items

      1.    Press release re MTS Announces First Quarter 2008 Financial Results

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                               By: /s/Eytan Bar
                                                   ------------
                                                   Eytan Bar
                                                   Chief Executive Officer

Date: May 14, 2008

                                   [MTS LOGO]

               MTS Announces First Quarter 2008 Financial Results
               --------------------------------------------------


Ra'anana, Israel -May 14, 2008 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced its financial results for the first quarter of 2008.

Revenues for the first quarter of 2008 were $2.4 million, compared with revenues of $2.2 million in the fourth quarter of 2007 and $2.4 million at the same quarter last year. The Company's operating loss declined significantly to $17,000 in the first quarter of 2008 compared to an operating loss of $602,000 for the first quarter of 2007.


Net profit for the first quarter was $339,000 or $0.05 per diluted share, compared with a net loss of $585,000 or ($0.10) per diluted share in the first quarter of 2007.

This net profit is mainly attributable to a reduction in operating expenses as well as a capital gain of approximately $380,000 that resulted from the Company's sale of its ownership interest in cVidya Networks Inc. in the first quarter of 2008.

During the quarter, the Company completed a $750,000 private placement transaction, which is reflected in its balance sheet as of the report date. The Company ended the first quarter with approximately $1.8 million in cash and cash equivalents, including marketable securities.

"We are pleased to report an improved start to the year, especially in an economic environment that has entered a period of slowdown." said Eytan Bar, CEO of MTS. "We believe that we are on the right track as our increased sales activity generated $2.7 million of new orders during the first quarter of 2008. We are working to translate our pipeline of orders into revenues and improved cash flow."

"Our first quarter results were generally in line with our expectations for improved operating results. They reflect the focus we placed on improving our implementation processes while closely monitoring and reducing our overall costs. During the last six months we executed on our recovery plan and were fully focused on reducing our operating expenses and achieving revenue growth," continued Mr. Bar. "The Company has strengthened its main financial indicators and is now able to focus on its search for new opportunities and on expanding its core business."

"We see market opportunities and are ready to leverage our solutions. We are looking forward to improve both our top and bottom line performance," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                      March 31,    December 31,
                                                    ------------   ------------
                                                         2008          2007
                                                    ------------   ------------
     ASSETS

CURRENT ASSETS:

   Cash and cash equivalents                        $      1,645   $      1,437
   Marketable securities                                     191            169
   Trade receivables                                       1,348          1,172
   Unbilled receivables                                      122            129
   Other accounts receivable and prepaid expenses            530            544
   Other investments                                        --              221
   Inventories                                                64             66
                                                    ------------   ------------

 Total current assets                                      3,900          3,738
                                                    ------------   ------------

 LONG-TERM ASSETS:
   Severance pay fund                                        637            730
   Other investments                                           3              3
   Deferred income taxes                                     123            123
                                                    ------------   ------------

 Total long-term assets                                      763            856
                                                    ------------   ------------

 PROPERTY AND EQUIPMENT, NET                                 257            283
                                                    ------------   ------------

 OTHER ASSETS:
   Goodwill                                                2,796          2,796
   Other intangible assets, net                              756            805
                                                    ------------   ------------

 Total other assets                                        3,552          3,601
                                                    ------------   ------------

 Total assets                                       $      8,472   $      8,478
                                                    ============   ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                               March 31,     December 31,
                                                                             ------------    ------------
                                                                                 2008            2007
                                                                             ------------    ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit and current maturities of bank loan                 $        362    $        606
  Trade payables                                                                      432             447
  Accrued expenses and other liabilities                                            2,473           3,309
  Deferred revenues                                                                 1,413           1,390
                                                                             ------------    ------------

Total current liabilities                                                           4,680           5,752
                                                                             ------------    ------------

LONG-TERM LIABILITIES - accrued severance pay                                       1,088           1,157
                                                                             ------------    ------------



SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2007 and March 31, 2008; Issued: 5,784,645 shares at
      December 31, 2007 and 6,534,645 at March 31, 2008 respectively;
      Outstanding: 5,773,845 shares at December 31, 2007 and 6,523,845 at
      March 31, 2008 respectively                                                      19              17
  Additional paid-in capital                                                       16,956          16,201
  Treasury shares (10,800 Ordinary shares at December 31, 2007 and March
    31, 2008)                                                                         (29)            (29)
  Accumulated other comprehensive income                                               51              12
  Accumulated deficit                                                             (14,293)        (14,632)
                                                                             ------------    ------------

Total shareholders' equity                                                          2,704           1,569
                                                                             ------------    ------------

Total liabilities and shareholders' equity                                   $      8,472    $      8,478
                                                                             ============    ============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                         Three months ended
                                                                              March 31,
                                                                     --------------------------
                                                                         2008          2007
                                                                     -----------    -----------
Revenues:
  Product sales                                                      $     1,527    $     1,621
  Services                                                                   881            825
                                                                     -----------    -----------

Total revenues                                                             2,408          2,446
                                                                     -----------    -----------

Cost of revenues:
  Product sales                                                              396            487
  Services                                                                   130            141
                                                                     -----------    -----------

Total cost of revenues                                                       526            628
                                                                     -----------    -----------

Gross profit                                                               1,882          1,818
                                                                     -----------    -----------

Operating expenses:
  Research and development                                                   724            886
  Selling and marketing                                                      534            836
  General and administrative                                                 641            698
                                                                     -----------    -----------

Total operating expenses                                                   1,899          2,420
                                                                     -----------    -----------

Operating loss                                                               (17)          (602)
Financial expenses, net                                                      (26)           (15)
Capital gain on sale of other investment                                     382           --
                                                                     -----------    -----------

Income (loss) before taxes on income                                         339           (617)
Taxes on income                                                             --             --
                                                                     -----------    -----------

Income (loss) before equity in earnings of affiliate                         339           (617)
Equity in earnings of affiliate                                             --               32
                                                                     -----------    -----------

Net income (loss)                                                    $       339    $      (585)
                                                                     ===========    ===========

Net income (loss) per share:

Basic and diluted net income (loss) per Ordinary share               $      0.05    $     (0.10)
                                                                     ===========    ===========

Weighted average number of Ordinary shares used in computing basic
   and diluted net income (loss) per share                             6,177,691      5,773,845
                                                                     ===========    ===========